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                           August 19, 2021

       Harry Sloan
       Chief Executive Officer
       Soaring Eagle Acquisition Corp.Corp.
       955 Fifth Avenue
       New York, NY 10075

                                                        Re: Soaring Eagle
Acquisition Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed August 11,
2021
                                                            File No. 333-258712

       Dear Mr. Sloan:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jane
Park at 202-551-7439 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Jonathan Rochwarger,
Esq.